EXHIBIT 99.2

NewsRelease

TC Energy announces 2025 annual meeting Board of Directors election results

CALGARY, Alberta – **May 8, 2025** – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that at its 2025 annual meeting of shareholders held earlier today, each of the following 13 nominees were elected as directors of TC Energy on a vote by ballot to serve until the next annual meeting of shareholders of TC Energy, or until their successors are elected or earlier appointed:

Nominee	# Votes For	% Votes For	# Votes Against	% Votes Against
Scott Bonham	677,017,619	99.84	1,061,492	0.16
Cheryl F. Campbell	673,225,982	99.28	4,853,157	0.72
Michael R. Culbert	673,422,055	99.31	4,657,086	0.69
William D. Johnson	665,190,544	98.10	12,887,833	1.90
Susan C. Jones	673,349,772	99.30	4,729,368	0.70
John E. Lowe	663,231,215	97.81	14,847,922	2.19
Dawn Madahbee Leach	677,045,840	99.85	1,033,300	0.15
François L. Poirier	673,662,897	99.35	4,415,592	0.65
Una Power	666,886,403	98.35	11,192,739	1.65
Mary Pat Salomone	669,245,147	98.70	8,833,994	1.30
Siim A. Vanaselja	665,004,883	98.07	13,074,258	1.93
Thierry Vandal	668,886,158	98.64	9,192,983	1.36
Dheeraj "D" Verma	671,156,491	98.98	6,922,648	1.02

Final voting results on all matters voted on at the meeting will be filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) and posted to the Investors section of the Company website at www.tcenergy.com by Friday, May 9, 2025.

About TC Energy
We're a team of 6,500+ energy problem solvers connecting the world to the energy it needs. Our extensive network of natural gas infrastructure assets is one-of-a-kind. We seamlessly move, generate and store energy and deliver it to where it is needed most, to homes and businesses in North America and across the globe through LNG exports. Our natural gas assets are complemented by our strategic ownership and low-risk investments in power generation.

TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future- oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522